May 7, 2026

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
3300 Nacogdoches Road, Suite 216
San Antonio, TX 78217

       Re: bioAffinity Technologies, Inc.
           Registration Statement on Form S-1
           Filed April 30, 2026
           File No. 333-295465
Dear Maria Zannes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Richard Friedman, Esq.